Absolute Software Introduces Ransomware Response Offering
Enables organizations to increase strategic preparedness and accelerate endpoint recovery
VANCOUVER, British Columbia and SAN JOSE, Calif. — April 14, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced the availability of Absolute Ransomware Response, enabling customers to strengthen preparedness and accelerate endpoint recovery in the face of the ever-growing threat of ransomware attacks. With this new offering, part of the company’s Secure Endpoint product portfolio, organizations have the key capabilities and services needed to assess their ransomware preparedness and cyber hygiene across endpoints; ensure mission-critical security applications, such as anti-malware and device management tools, remain healthy and capable of self-healing; and expedite the quarantine and recovery of devices if an attack occurs.
Cybersecurity Ventures predicts that organizations will face a new ransomware attack every two seconds by 2031, up from every 11 seconds in 2021. While the top priority for IT and security teams has historically been securing and restoring critical infrastructure, such as servers and business applications, the accelerated adoption of ‘work-from-anywhere’ has significantly expanded the potential ransomware attack surface – and in turn, has increased the need to extend preparedness and recovery efforts to end user devices.
“The reality is that, while organizations are very concerned about the time to recover from ransomware attacks, they often solely focus on prevention tools, without planning for the worst-case scenario: falling victim to an attack,” said Eric Hanselman, Principal Research Analyst at 451 Research, part of S&P Global Market Intelligence, in a recent webinar. “By building a plan and improving their preparedness and simplifying the endpoint recovery process for their organizations, they can accelerate businesses’ ability to recover and resume operations.”1
“Ransomware is more prevalent, more sophisticated, and more capable of disruption and damage than ever and organizations need to plan for ‘when,’ not ‘if,’ they are successfully attacked,” said John Herrema, EVP of Product & Strategy at Absolute. “When a ransomware attack occurs, organizations are often forced to weigh the risks of cutting off all communication with an infected device, losing the ability to restore or recover it, or leaving the door open for re-infection. This new offering gives them the cyber resiliency needed to mitigate ransomware deployment techniques, restore and update tools critical to recovery, and if needed, hit the ‘kill switch’ – meaning they can wipe the device while still maintaining control so it can be recovered.”
Key capabilities and benefits available with Absolute’s new Ransomware Response offering include:
•Assess Strategic Readiness Across Endpoints: Empower customers to review the existing security controls deployed across their endpoints, and identify key applications (e.g., anti-virus/anti-malware, endpoint protection, or endpoint detection and response) and device management tools required to minimize ransomware exposure and accelerate recovery efforts.
2022 Data Theft Report Webinar by Eric Hanselman, 451 Research, part of S&P Global Market Intelligence, March 31, 2022

•Establish Cyber Hygiene and Resiliency Baseline: Enable application resilience policies that monitor and self-heal the critical controls identified during the assessment phase, to both mitigate the risk of a successful ransomware attack and ensure that tools may be restored if an attack renders them inoperable. This also includes training customer personnel on how to monitor application health and apply these baseline resilience policies to new Absolute-enabled devices.
•Monitor Device Security Posture and Sensitive Data: Allow customers to report on hardware and software inventory across their endpoints and assess overall device security posture. Scan for sensitive data – such as financial information, social security numbers, personally identifiable information (PII), protected health information (PHI), and intellectual property – to identify devices most at risk for data extraction and enable proper back-up via customers’ existing tools.
•Expedite Device Recovery and Limit Re-Infection: Equip customers with the capabilities needed to communicate with end users even if their devices are compromised; quarantine and freeze endpoints to limit further spread of infection and preserve evidence for litigation purposes; restore endpoint security and device management tools that have been rendered inoperable; and execute custom workflow and task automation commands to expedite device recovery. In addition, Absolute experts are available to remotely assist customers with endpoint recovery efforts leveraging Absolute’s product capabilities.
Absolute Ransomware Response is available for purchase for new customers as part of the company’s Secure Endpoint product offerings. These capabilities are also available as add-on modules for existing Absolute Control and Resilience service tier customers. To learn more, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Media Relations
Becki Levine, Absolute Software
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim, MKR Group
IR@absolute.com
212-868-6760
2022 Data Theft Report Webinar by Eric Hanselman, 451 Research, part of S&P Global Market Intelligence, March 31, 2022

Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, the statements regarding the ever-growing threat of ransomware attacks, the speed at which a business may recover from a ransomware attack and resume operations and ‘when’ or ‘if’ an organization may face a ransomware attack. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives. Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s profile on www.sedar.com. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.
All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.
2022 Data Theft Report Webinar by Eric Hanselman, 451 Research, part of S&P Global Market Intelligence, March 31, 2022